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Exhibit 3

For Immediate Release	News Release
TSX: PDL, PDL.WT AMEX: PAL, PAL.WS

North American Palladium Announces Second Quarter
2008 Financial Results; Revenue Increases 17%

This news release contains forward-looking statements. Reference should be made to the cautionary statement on forward-looking information at the end of this news release.

 Highlights

  •
  Revenue for the quarter ended June 30, 2008 of $52.2 million increased by $7.7 million or 17% compared to the same period last year. Revenue for the six months ending June 30, 2008 was $123.0 million compared to revenue of $112.9 million in 2007, an increase of 9.0%.

  •
  Income from mining operations for the second quarter of 2008, before an insurance recovery of $13.8 million, was $4.1 million compared to a loss of $6.1 million in the same period last year. For the first six months of 2008, before an insurance recovery of $13.8 million, income from mining operations was $29.0 million, an increase of $17.3 million (147%) compared to the same period last year.

  •
  Net income for the second quarter of 2008 was $10.4 million or $0.13 per share compared to a net loss of $9.1 million or $0.17 per share in the second quarter last year. Net income for the first six months of 2008 was $23.0 million or $0.28 per share compared to a net loss of $3.6 million or $0.07 per share in the same period last year.

  •
  Palladium production for the three months ended June 30, 2008 was 65,791 ounces, approximately on par with the 66,651 ounces produced in the same period last year

  •
  Cash cost per ounce of palladium produced1, net of by-product metal revenues and royalties, was US$219 for the second quarter of 2008 compared to US$242 for the same period last year.

  •
  Palladium sales for the second quarter were recorded at US$467 per ounce compared to US$365 per ounce in the same period last year.

  •
  Operating cash flow for the three months ended June 30, 2008 (before changes in non-cash working capital)1 of $17.0 million increased by $4.1 million (32%) compared to the same period last year.

  •
  The Company's total debt position at June 30, 2008 was reduced to $18.8 million compared to the debt position at December 31, 2007 of $39.1 million.

  •
  The Company has determined that it will not deliver a positive feasibility study for the Arctic Platinum Project prior to the August 31, 2008 deadline and it has commenced discussions with Gold Fields Ltd. to review strategic options for the project.

1
Non GAAP measure. Reference should be made to footnote 1 at the end of this press release.

TORONTO, August 7 — North American Palladium Ltd. announced today financial results for the three and six month periods ended June 30, 2008.

The second quarter of 2008 generated income from mining operations, before an insurance recovery of $13.8 million, of $4.1 million compared to a loss of $6.1 million in the same period a year ago. The improvement is due to increased revenue of $7.7 million and lower operating expenses, excluding the insurance recovery, of $2.4 million. Income from mining operations for the six months ended June 30, 2008, before an insurance recovery of $13.8 million, was $29.0 million, an improvement of $17.3 million (147%) compared to the same period last year.

Net income for the second quarter of 2008 was $10.4 million or $0.13 per share compared to a net loss of $9.1 million or $0.17 per share for the corresponding period in 2007. For the six months ending June 30, 2008, net income was $23.0 million or $0.28 per share compared to a net loss of $3.6 million or $0.07 per share in the same period last year.

Revenue of $52.2 million, after pricing adjustments, for the second quarter of 2008 increased by $7.7 million or 17% reflecting higher commodity prices and a lower negative foreign exchange rate impact. Revenue for the six months ending June 30, 2008 was $123.0 million compared to revenue of $112.9 million in 2007, an increase of 9.0%.

Palladium sales in the second quarter of 2008 were recorded at a price of US$467 per ounce versus a price of US$365 per ounce in the same period in 2007, an increase of 28%. As previously reported, palladium production for the second quarter of 2008 of 65,791 ounces was approximately on par with the second quarter of 2007.

For the quarter ended June 30, 2008, cash cost per ounce1 of palladium, net of by-product metal revenues, of US$219 per ounce was lower than the US$242 per ounce in the same period last year.

Operating cash flow for the second quarter of 2008 (before changes in non-cash working capital)1 improved by $4.1 million to $17.0 million (32%) compared to the same period last year.

Outlook

The Company has received a draft of the feasibility study for the Arctic Platinum Project ("APP"). The price of steel and diesel fuel, the strength of the euro relative to the U.S. dollar and other variables have adversely impacted the estimated capital cost of the project. The Company has determined that it will not deliver a positive feasibility study for the APP prior to the August 31, 2008 deadline and it has commenced discussions with Gold Fields Ltd. to review strategic options for the project.

The Company continues to focus on the further definition of the Offset High Grade Zone at the Lac des Iles mine which could allow the underground mine to continue operating until 2018, according to the results of a preliminary economic assessment prepared by Micon International Limited and announced by the Company on May 7, 2008. In the near term, the Company expects to receive the remaining information required to finalize mine design.

The Company has received a draft preliminary economic assessment on the Shebandowan West Project. It is currently reviewing the recommendations and conclusions and is awaiting a final preliminary economic assessment. In early June, the Company started an advanced underground exploration project at the proposed site, the purpose of which is to investigate ground conditions and provide ore for a bulk metallurgical sample program.

Further information about the 2008 second quarter results is available in the Company's financial statements and MD&A, which will be filed on its website, with Canadian provincial securities authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission (www.sec.gov).

Conference Call and Webcast

The Company will host its second quarter 2008 financial results Conference Call and Webcast at 10:00 a.m. ET on Friday, August 8th 2008. The toll-free conference call dial-in number is 1-888-789-0150 and the local and overseas dial-in number is 416-695-6622. The conference call will be simultaneously webcast and archived at www.napalladium.com in the Investor Centre under Conference Calls. The webcast will also be available at www.investorcalendar.com/IC/CEPage.asp?ID=131901. A replay of the conference call will be available until August 29th, 2008: toll-free at 1-800-408-3053; locally and overseas at 416-695-5800, access code #3266159.

Non-GAAP Measures.

This press release refers to cash cost per ounce and operating cash flow which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company's performance assess performance in this way. Management believes that these measures better reflect the Company's performance and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile these non-GAAP measures to the most directly comparable Canadian GAAP measure:

  (a)
  Reconciliation of Cash Cost per Ounce to Financial Statements

	Three Months Ended June 30		Six Months Ended June 30
(thousands of dollars except per ounce amounts)	2008	2007	2008	2007
Production costs including overhead	$30,729	$32.438	$61,185	$65,690
Smelter treatment, refining and freight costs	6,132	5,733	11,542	10,995

	36,861	38,171	72,727	76,685
Less by-product metal revenue	(23,853)	(22,638)	(58,850)	(59,971)

	$13,008	$15,533	$13,877	$16,714

Divided by ounces of palladium	58,450	60,435	112,651	131,069
Cash cost per ounce (C$)	$223	$257	$123	$128
C$ exchange rate	1.018	1.0631	1.023	1.108

Cash cost per ounce (US$)	$219	$242	$120	$115

  (b)
  Reconciliation of Cash Flow from Operations, Prior to Changes in Non-Cash Working Capital (Operating Cash Flow) to Financial Statements*

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Operating cash flow	$16,987	$12,865	$42,093	$35,902
Changes in non-cash working capital	(11,157)	(9,486)	(26,163)	(30,390)

Cash provided by operating activities	$5,830	$3,379	$15,930	$5,512

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

About North American Palladium

North American Palladium is one of North America's largest producers of palladium. The Company's core palladium business at the Lac des Iles mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals. The Company is actively progressing two advanced exploration projects, the Offset High Grade Zone at its Lac des Iles mine and the Shebandowan West Project, located approximately 100 kilometers from the mine. Please visit www.napalladium.com for more information.

For further information please contact:
Fraser Sinclair
Vice President, Finance and Chief Financial Officer
(416) 360-7971 Ext. 222
Email: fsinclair@napalladium.com

Linda Armstrong
Director, Investor Relations
(416) 360-7971 Ext. 226
Email: larmstrong@napalladium.com

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company's underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

North American Palladium Ltd.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	June 30 2008	December 31 2007
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$72,548	$74,606
Concentrate awaiting settlement, net	98,257	79,087
Taxes recoverable	1,279	62
Inventories	12,780	17,873
Crushed and broken ore stockpiles	9,834	8,072
Other assets	17,460	2,563

	212,158	182,263
Mining interests, net	120,038	114,464
Mine restoration deposit	8,622	8,272
Crushed and broken ore stockpiles	389	375

	$341,207	$305,374

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$21,104	$20,757
Future mining tax liability	229	168
Current portion of obligations under capital leases	1,677	1,672
Current portion of convertible notes payable	9,017	25,710
Current portion of long-term debt	6,036	5,918

	38,063	54,225
Mine restoration obligation	9,055	8,878
Obligations under capital leases	1,056	1,824
Long-term debt	1,000	3,957
Future mining tax liability	2,696	539

	51,870	69,423
Shareholders' Equity
Common share capital and purchase warrants	474,616	443,986
Stock options	1,850	1,673
Equity component of convertible notes payable, net of issue costs	1,942	6,044
Contributed surplus	10,394	6,292
Deficit	(199,465)	(222,044)

Total shareholders' equity	289,337	235,951

	$341,207	$305,374

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and are on the Company's website at www.napalladium.com.

Consolidated Statements of Operations,
Comprehensive Income and Deficit

(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Revenue — before pricing adjustments	$52,403	$53,451	$103,455	$113,755
Pricing adjustments:
Commodities	581	(2,421)	15,759	6,720
Foreign exchange	(743)	(6,535)	3,815	(7,541)

Revenue — after pricing adjustments	52,241	44,495	123,029	112,934

Operating expenses
Production costs, excluding amortization and asset retirement costs	30,729	32,438	61,185	65,690
Smelter treatment, refining and freight costs	6,132	5,733	11,542	10,995
Amortization	10,752	11,923	19,914	23,831
Insurance recovery	(13,800)	—	(13,800)	—
Loss on disposal of equipment	363	—	1,058	—
Asset retirement costs	157	498	308	677

Total operating expenses	34,333	50,592	80,207	101,193

Income (loss) from mining operations	17,908	(6,097)	42,822	11,741

Other expenses
General and administration	1,649	2,321	2,006	4,017
Exploration	7,115	798	14,169	4,026
Interest and other financing costs	1,275	4,660	2,904	11,143
Foreign exchange gain	(1,137)	(4,355)	(223)	(4,981)

Total other expenses	8,902	3,424	18,856	14,205

Income (loss) before taxes	9,006	(9,521)	23,966	(2,464)
Income and mining tax expense (recovery)	(1,381)	(455)	984	1,095

Net income (loss) and comprehensive income (loss) for the period	10,387	(9,066)	22,982	(3,559)
Deficit, beginning of period, as previously reported	(209,852)	(187,857)	(222,044)	(193,364)
Adoption of new accounting standards for inventory	—	—	(403)	—

Deficit, end of period	$(199,465)	$(196,923)	$(199,465)	$(196,923)

Net income (loss) per share
Basic	$0.13	$(0.17)	$0.28	$(0.07)

Diluted	$0.13	$(0.17)	$0.28	$(0.07)

Weighted average number of shares outstanding
Basic	82,100,127	54,410,210	80,927,966	53,749,822

Weighted average number of shares outstanding
Diluted	82,992,583	54,410,210	83,067,864	53,749,822

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and are on the Company's website at www.napalladium.com.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Cash provided by (used in)
Operations
Net income (loss) for the period	$10,387	$(9,066)	$22,982	$(3,559)
Operating items not involving cash
Accretion expense relating to convertible notes payable	1,054	3,250	2,885	7,512
Amortization	10,544	11,923	20,633	23,831
Amortization of deferred financing costs	59	219	163	441
Interest on convertible notes settled in shares	341	1,007	597	1,581
Accrued interest on mine restoration deposit	(11)	(110)	(84)	(110)
Unrealized foreign exchange loss (gain)	(4,920)	3,478	(8,080)	3,409
Asset retirement costs	157	498	308	677
Future income tax expense (recovery)	(1,561)	1,050	804	1,095
Stock based compensation and employee benefits	574	616	827	1,025
Loss on disposal of equipment	363	—	1,058	—

	16,987	12,865	42,093	35,902
Changes in non-cash working capital	(11,157)	(9,486)	(26,163)	(30,390)

	5,830	3,379	15,930	5,512

Financing Activities
Advances under purchase facility	—	4,453	—	8,868
Issuance of common shares and warrants, net of issue costs	(29)	—	10,475	5,703
Repayment of long-term debt	(1,518)	(1,562)	(3,036)	(9,042)
Repayment of obligations under capital leases	(431)	(539)	(853)	(1,082)
Mine restoration deposit	—	—	(266)	—

	(1,978)	2,352	6,320	4,447

Investing Activities
Additions to mining interests	(13,496)	(4,148)	(24,525)	(8,607)
Proceeds on disposal of mining interests	217	—	217	—

	(13,279)	(4,148)	(24,308)	(8,607)

Increase (decrease) in cash and cash equivalents	(9,427)	1,583	(2,058)	1,352
Cash and cash equivalents, beginning of period	81,975	2,922	74,606	3,153

Cash and cash equivalents, end of period	$72,548	$4,505	$72,548	4,505

Cash and cash equivalents consists of:
Cash	$2,467	$4,505	$2,467	$4,505
Short term investments	70,081	—	70,081	—

	$72,548	$4,505	$72,548	$4,505

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and are on the Company's website at www.napalladium.com.

Consolidated Statements of Shareholders' Equity

(expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard	—	—	—	—	—	—	(403)	(403)
Common shares issued:
For principal repayments on convertible notes payable	4,006,114	20,359	—	—	(4,102)	4,102	—	20,359
For interest payments on convertible notes payable	129,643	597	—	—	—	—	—	597
Pursuant to unit offering, net of issue costs	2,800,000	9,575	—	—	—	—	—	9,575
Tax effect of flow-through shares	—	(1,452)	—	—	—	—	—	(1,452)
Warrants Issued:
Pursuant to unit offering, net of issue costs	—	—	—	899	—	—	—	899
Warrants exercised	100	1	—	—	—	—	—	1
Stock-based compensation/RRSP expense	130,831	651	177	—	—	—	—	828
Net income and comprehensive income for the six months ended June 30, 2008	—	—	—	—	—	—	22,982	22,982

Balance, June 30, 2008	82,837,258	$460,524	$1,850	$14,092	$1,942	$10,394	$(199,465)	$289,337

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and are on the Company's website at www.napalladium.com.

Consolidated Statements of Shareholders' Equity

(expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity
Balance, January 1, 2007	52,947,693	$331,705	$1,269	$8,038	$12,336	$—	$(193,364)	$159,984
Common shares issued:
For principal repayments on convertible notes payable	983,376	9,976	—	—	(2,199)	2,199	—	9,976
For interest payments on convertible notes payable	183,397	1,581	—	—	—	—	—	1,581
Private placement of flow-through shares (net)	550,000	5,686	—	—	—	—	—	5,686
Stock options exercised	5,000	17	—	—	—	—	—	17
Fair value of stock options exercised	—	10	(10)	—	—	—	—	—
Stock-based compensation/RRSP expense	70,867	610	259	—	—	—	—	869
Net loss and comprehensive loss for the six months ended June 30, 2007	—	—	—	—	—	—	(3,559)	(3,559)

Balance, June 30, 2007	54,740,333	349,585	1,518	8,038	10,137	2,199	(196,923)	174,554
Common shares issued:
For principal repayments on convertible notes payable	2,137,621	16,204	—	—	(4,093)	4,093	—	16,204
For interest payments on convertible notes payable	158,131	1,063	—	—	—	—	—	1,063
Tax effect of flow-through shares	—	(1,114)	—	—	—	—	—	(1,114)
Pursuant to unit offering, net of issue costs	18,666,667	64,461	—	—	—	—	—	64,461
Warrants issued:
Pursuant to unit offering, net of issue costs	—	—	—	5,155	—	—	—	5,155
Stock-based compensation/RRSP expense	67,818	594	155	—	—	—	—	749
Net loss and comprehensive loss for the six months ended December 31, 2007	—	—	—	—	—	—	(25,121)	(25,121)

Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951

        Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and are on the Company's website at www.napalladium.com.

QuickLinks

  Exhibit 3
Highlights
North American Palladium Ltd. Consolidated Balance Sheets (expressed in thousands of Canadian dollars)
Consolidated Statements of Operations, Comprehensive Income and Deficit (expressed in thousands of Canadian dollars, except share and per share amounts) (unaudited)
Consolidated Statements of Cash Flows (expressed in thousands of Canadian dollars) (unaudited)
Consolidated Statements of Shareholders' Equity (expressed in thousands of Canadian dollars, except share amounts) (unaudited)
Consolidated Statements of Shareholders' Equity (expressed in thousands of Canadian dollars, except share amounts)